UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER: 000-22430
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Asyst Technologies, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
46897 Bayside Parkway

Address of Principal Executive Office (Street and Number)
Fremont, California 94538

City, State and Zip Code
PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Asyst Technologies, Inc. is unable to file timely its Form 10-K for its fiscal year ended March 31, 2006, without unreasonable effort or expense, for the reasons announced in its press release issued on June 13, 2006 and summarized below.
We received a letter dated June 7, 2006, from the Securities and Exchange Commission requesting that Asyst voluntarily produce documents relating to stock options granted from January 1, 1997 to the present.
The SEC’s letter states that it should not be construed as an indication by the SEC or its staff that any violations of law have occurred nor should it be considered an adverse reflection upon any person, entity or security. We intend to respond to this request and cooperate in the SEC’s inquiry.
Our Board of Directors appointed a special committee of independent directors on June 9, 2006, to initiate an inquiry into stock option grants and practices in the period outlined in the SEC letter. This inquiry has not been completed as of the date of this filing. The special committee has retained independent legal counsel to assist in the inquiry.
Asyst believes it will not be able to file the Form 10-K until the special committee completes its inquiry and management concludes that our financial statements should not be adversely impacted by facts relating to past option grants. Asyst currently expects that this inquiry will be completed in time to enable Asyst to file the Form 10-K on or before June 29, 2006, but cannot assure that it will be able to do so.
In addition, management currently expects to report that two material weaknesses in internal control over financial reporting existed as of March 31, 2006 and that internal control over financial reporting was therefore not effective as of March 31, 2006. Management expects to report details of its assessment and a summary of material weaknesses determined to exist as of March 31, 2006 in Management’s Report on Internal Control Over Financial Reporting, which will appear under Item 9A of the company’s Form 10-K when filed. Item 9A will also contain management’s assessment of the status of its efforts to remediate material weaknesses that were previously disclosed in the company’s annual report on Form 10-K for the year ended March 31, 2005, and its current conclusion that nine of the previously disclosed material weaknesses have been remediated as of March 31, 2006. In addition, management currently expects that its independent registered public accounting firm will issue an opinion that the company’s internal control over financial reporting was not effective at March 31, 2006.
Except for statements of historical fact, the statements in this form are forward-looking. The forward-looking statements include, but are not limited to, statements regarding the expected time of completion of the special committee’s inquiry and the intended date of filing, and the content, of the Form 10-K.
The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to, uncertainties related to: the time needed to complete the special committee’s inquiry described above; whether or not the special committee’s inquiry would lead to the discovery of accounting errors or other adverse facts that could delay the filing of the Form 10-K or require correction of previous financial statements; if the Form 10-K is not filed on or before June 29, 2006, the possible need to seek from NASDAQ an extension of time to file our Form 10-K in order to avoid possible de-listing of our common stock from the NASDAQ National Market; uncertainties associated with any hearing or appeals that seek to avoid de-listing by NASDAQ for failure to file timely periodic reports with the SEC; uncertainties associated with lawsuits that might be filed against the company, and/or its management or directors, if the special committee inquiry were to lead to the discovery of accounting errors or other adverse facts; and whether the SEC’s inquiry would lead to allegations of improper accounting or other improprieties relating to option grant practices.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Nikl (Name)	510 (Area Code)	661-5000 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following discusses the company’s operating results for the twelve months ended March 31, 2006, which are unaudited:

Subject to the outcome of the special committee review described above, and as previously reported in its press release dated May 9, 2006, the company’s net sales for fiscal year 2006 were approximately $460 million, a decrease of 25% from the prior year. Selling price erosion was not a primary contributor to the decrease in net sales for the period. The decrease in fiscal year 2006 sales was attributable to sales decreases in our AMHS segment of $86 million, primarily due to FPD declines of $132 million and 200mm products declines of $5 million. The FPD decline was the result of completion of a very large project in the prior year. These declines were partially offset by (i) sales increases of $27 million for services and (ii) sales increases in our 300mm product line of an additional $24 million. Net sales from the Fab Automation Products segment were $165 million, a decrease of $67 million, or 29 percent, from the prior year. The sales decreases in our Fab segment of $67 million were due to sales volumes of 200mm products decreasing by $37 million, 300mm products and services decreasing by $15 million, and other decreases totaling an additional $15 million.

Net loss for fiscal year 2006 was ($132,000), or ($0.00) per share, compared to a net loss of ($17,542,000) or ($0.37) per share for fiscal year 2005. The reduced net loss reflects a $39 million improvement in gross profit, which was the result of continued improvements in fixed manufacturing costs, an $11 million decrease in operating expenses from fiscal 2005, and an increase in other income of $1.7 million, offset by an increase in provision for income taxes of $21.7 million and an increase in the company’s minority partner’s share of income of $13.3 million.
Asyst Technologies, Inc.
(Name of Registrant, as Specified in its Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2006	By:	/s/ Robert J. Nikl
Robert J. Nikl
Senior Vice President, Chief Financial and Accounting Officer

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